BART AND ASSOCIATES, LLC

Attorneys at Law

August 7, 2015

Via SEC Edgar Submission

Maryse Mills-Apenteng

Securities and Exchange Commission

Washington, D.C. 20549

RE:	Ziwira, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Initial Form S-1 Filed: April 17, 2015
File No. 333-203471

Dear Ms. Mills-Apenteng:

The Company and I have reviewed your comment letter, and have provided the following answers and corrections to the issues raised in your comments. I have listed each of your comments below, in order, and have responded below each comment.

General

Comment 1: We note your response that you will continue to assert that you are not a shell company. Notwithstanding this, we are not persuaded by the facts you presented that you are not a shell company. Please be advised that the definition of a shell company does not turn on the company’s active pursuit of a business plan, but rather on the nature and size of its business operations and assets. In this regard, your disclosure confirms that your operations have been limited to developing a website, which activity we believe constitutes nominal operations. Furthermore, we consider the $12,500 in deferred offering costs to be both administrative in nature and nominal, and note that you have no other assets. In addition, we view the expense of $9,328 in professional fees to be administrative in nature and nominal for a business. Please provide additional factual information demonstrating meaningful operations, such as sales or revenues, including the number of sales and the amount of revenue generated. Alternatively, disclose that you are, or may be deemed, a shell company and include appropriate risk factor disclosure addressing risks associated with that status.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111

Phone: (720) 226-7511 Facsimile: (720) 528-7765 E: kbart@kennethbartesq.com

www.kennethbartesq.com

August 7, 2015

Answer to Comment 1: The Company does not believe it is a shell company. The company believes that is has operations that are not “nominal”. The Company has also incurred operating expenses and added to its balance sheet during the most recent quarter. This Company is a startup business that has only been in existence for roughly six months. The Company is not attempting to become a candidate for a reverse merger, and is not going to be used as a public vehicle for merger targets. The Company will remain a green website platform company, under the same name with the same management team. However, the Company needs funding in order to fully achieve its goals. The offering that is described in the S-1 Registration Statement will allow the company to complete its objectives, but at this point, it is a startup business that needs capital. The Company does have operations, which consist of attempting to complete its platform, obtain a user base and generate revenue, but the Company needs to complete the registration process in order to raise the necessary funds to achieve its business goals. In addition, the Company has been meeting with system architects on a regular basis in order to complete the plan for the platform design. Once the design plan is completed, the Company will be able to contract with a design company in order to complete the platform for the website. Therefore, the Company strongly believes that it is not currently, and has never been, a “shell company”.

Respectfully submitted,

/s/ Ken Bart

Ken Bart

Bart and Associates, LLC

Attorney for Ziwira, Inc.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111

Phone: (720) 226-7511 Facsimile: (720) 528-7765 E: kbart@kennethbartesq.com

www.kennethbartesq.com